Mail Stop 4561

December 20, 2007

Kenneth Klein
Chairman of the Board, President & CEO
Wind River Systems, Inc.
500 Wind River Way
Alameda, CA 94501

       Re: **Wind River Systems Inc.**
               Form 10-K for the Fiscal Year Ended January 31, 2007
               Filed on May 1, 2007
               File No. 001-33061

Dear Mr. Klein:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

                                   Sincerely,

                                   Kathleen Collins
                                   Accounting Branch Chief